Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands)	Year Ended September 30,					Quarter Ended December 31
	2002	2003	2004	2005	2006	2006
Fixed Charges Computation
Interest expensed and capitalized	$417	$12,060	$13,857	$49,043	$35,119	$8,819
Amortized premiums, discounts, and capitalized expenses related to indebtedness	136	3,857	6,031	10,634	2,843	619
Reasonable approximation of interest within rental expense	72	1,139	1,462	2,433	3,092	806

Total Fixed Charges and Preferred Equity Dividends	$625	$17,056	$21,350	$62,110	$41,054	$10,244

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$40,236	$60,081	$105,107	$163,808	$137,816	$23,888
Plus
Fixed charges	625	17,056	21,350	62,110	41,054	10,244
Minus
Interest capitalized	—	230	435	464	1,027	266
Total Earnings	$40,861	$76,907	$126,022	$225,454	$177,843	$33,866

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	65.38	4.51	5.90	3.63	4.33	3.31